Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated, including GFI beginning with the quarter ended March 31, 2015. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes and fixed charges, net. “Fixed charges” consist of interest expense incurred on all indebtedness, amortized premiums, discounts and capitalized expenses relating to indebtedness and interest within rental expense. Neither we nor any of our consolidated subsidiaries had any preferred shares outstanding for any of the periods reflected in this table.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Earnings:
Income from operations before income taxes[1]	$386,951	$5,433	$275,429	$67,512	$60,964
Add: Fixed charges, net[2,3]	69,359	37,949	39,932	36,385	25,606

Income from operations before income taxes and fixed charges, net	$456,310	$43,382	$315,361	$103,897	$86,570

Fixed charges:
Total interest expense	$62,607	$32,297	$32,411	$29,419	$22,798
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,752	5,648	5,921	5,466	1,808
Interest within rental expense	—	4	1,600	1,500	1,000

Total fixed charges	$69,359	$37,949	$39,932	$36,385	$25,606

Ratio of earnings to fixed charges	6.6	1.1	7.9	2.9	3.4

[1]	Income from operations before income taxes does not include gains or losses from equity investees.
[2]	Fixed charges reflect our 5.375% Senior Notes from their issuance on December 9, 2014 and the 8.375% GFI Notes and the balance outstanding under the GFI Second Amended and Restated Credit Agreement, dated as of December 20, 2010, which we refer to as the “GFI Credit Agreement,” following the acquisition of GFI in the first quarter of 2015. Fixed charges also reflect our 8.75% Convertible Senior Notes due April 15, 2015, which were converted in full into Class A common stock on April 13, 2015.
[3]	Does not reflect the reduction in the penalty interest rate payable on the 8.375% GFI Notes effective July 19, 2015, our borrowing of $100,000,000 from Cantor on October 1, 2015 under a Revolving Credit Agreement, dated as of October 1, 2015, between us and Cantor, or GFI’s repayment of its $75,000,000 then-outstanding balance under the GFI Credit Agreement, with the proceeds of a $75,000,000 loan from us, on October 2, 2015.

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